UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

ASPEN INSURANCE HOLDINGS LIMITED

(Name of Subject Company (issuer))

ENDURANCE SPECIALTY HOLDINGS LTD.

(Name of Filing Persons (offeror))

ORDINARY SHARES, PAR VALUE 0.15144558¢ PER SHARE

(Title of Class of Securities)

G05384105

(CUSIP Number of Class of Securities)

John V. Del Col, Esq.

Endurance Specialty Holdings Ltd.

Waterloo House

100 Pitts Bay Road

Pembroke HM 08, Bermuda

(441) 278-0400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Todd E. Freed, Esq.

Richard J. Grossman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction valuation*:	Amount of filing fee**:
$3,023,593,673.01	$389,438.87

*	Estimated solely for the purpose of calculating the filing fee. Pursuant to Rules 0-11(a)(40 and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of securities to be received was calculated as the product of (i) 66,292,341 Aspen ordinary shares (the sum of (a) 65,430,341 Aspen ordinary shares outstanding, as of April 25, 2014 (as reported in Aspen Insurance Holdings Limited’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014), and (b) 862,000 Aspen ordinary shares issuable upon the exercise of outstanding stock options and other awards under equity compensation plans, as of March 31, 2014 (based on Aspen Insurance Holdings Limited’s Earnings Release Supplement for the quarter ended March 31, 2014 furnished on a Form 8-K filed by Aspen Insurance Holdings Limited with the Securities and Exchange Commission on April 23, 2014)) and (ii) the average of the high and low sales prices of Aspen ordinary shares on the New York Stock Exchange on June 3, 2014 of $45.61.
**	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, equals 0.0001288 multiplied by the proposed maximum offering price.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $220,377.49	Filing Party: Endurance Specialty Holdings Ltd.
Form or Registration No.: Form S-4	Date Filed: June 9, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Endurance Specialty Holdings Ltd., a Bermuda exempted company (“Endurance”) and relates to the third-party tender offer by Endurance to exchange all of the issued and outstanding ordinary shares, par value $0.15144558¢ per share (together with the associated preferred share purchase rights, the “Aspen Common Shares”), of Aspen Insurance Holdings Limited, a Bermuda exempted company (“Aspen”) for (x) 0.9197 ordinary shares, par value $1.00 per share, of Endurance (“Endurance Common Shares”), (y) $49.50 in cash (less applicable withholding taxes and without interest) or (z) 0.5518 Endurance Common Shares and $19.80 in cash (less applicable withholding taxes and without interest), in each case for each Aspen Common Share, upon the terms and conditions set forth in (1) the Prospectus/Offer to Exchange, dated June 9, 2014 (the “Offer to Exchange”), and (2) the related Letter of Election and Transmittal (the “Letter of Election and Transmittal”) (the offer reflected by such terms and conditions, as they may be amended, supplemented or extended from time to time, constitutes the “Offer”).

On June 9, 2014, Endurance filed a Registration Statement on Form S-4 (the “Registration Statement”), of which the Offer to Exchange forms a part. The terms and conditions of the Offer are set forth in the Offer to Exchange and the related Letter of Election and Transmittal, which are set forth as Exhibits (a)(4) and (a)(1)(A) hereto.

All information contained in the Offer to Exchange and the Letter of Election and Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO, and as more precisely set forth below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Exchange titled “Summary of the Exchange Offer” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) As described in the Offer to Exchange, the subject company and the issuer of the securities subject to the Offer is Aspen Insurance Holdings Ltd., a Bermuda exempted company. Its principal executive office is located at 141 Front Street, Hamilton HM 19, Bermuda, and its telephone number is (441) 295-8201.

(b) This Schedule TO relates to the Aspen Common Shares. Based upon information contained in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the Company on May 1, 2014 (the “Aspen 10-Q”), there were 65,430,341 Aspen Common Shares outstanding as of April 25, 2014.

(c) The information concerning the principal market, if any, in which the Aspen Common Shares are traded and certain high and low sales prices for the Aspen Common Shares and the Endurance Common Shares in the respective principal market in which they are traded set forth in the section of the Offer to Exchange titled “Comparative Market Price and Dividend Information” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a), (b), (c) The information set forth in the sections of the Offer to Exchange titled “Summary of the Exchange Offer – The Companies” and “The Companies – Endurance,” “The Exchange Offer – Certain Relationships with Aspen and Interests of Endurance in the Exchange Offer,” and Schedule I to the Offer to Exchange, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1)(i) The information set forth in the sections of the Offer to Exchange titled “Summary of the Exchange Offer – The Exchange Offer” and “The Exchange Offer – Overview” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Exchange titled “Summary of the Exchange Offer – The Exchange Offer” “The Exchange Offer – Overview,” and “The Exchange Offer – Cash In Lieu of Fractional Endurance Common Shares” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Exchange titled “Summary of the Exchange Offer – Expiration Time of the Exchange Offer” and “The Exchange Offer – Expiration Time of the Exchange Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the sections of the Offer to Exchange titled “Summary of the Exchange Offer – Extension, Termination and Amendment” and “The Exchange Offer – Extension, Termination and Amendment” is incorporated herein by reference.

(a)(1)(v) The information set forth in the section of the Offer to Exchange titled “Summary of the Exchange Offer – Extension, Termination and Amendment” and “The Exchange Offer – Extension, Termination and Amendment” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Exchange titled “Summary of the Exchange Offer – Withdrawal Rights” and “The Exchange Offer – Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Exchange titled “The Exchange Offer – Procedure for Tendering” and “The Exchange Offer – Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Exchange titled “The Exchange Offer – Acceptance for Exchange, and Exchange, of Aspen Common Shares; Delivery of Exchange Offer Consideration” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the sections of the Offer to Exchange titled “The Exchange Offer – Effect of the Exchange Offer on the Market for Aspen Common Shares; NYSE and Bermuda Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations,” “The Exchange Offer – Shareholders’ Equity; Share Premium Account,” and “Comparison of Shareholders’ Rights” is incorporated herein by reference.

(a)(1)(xi) The information set forth in the section of the Offer to Exchange titled “Summary of the Exchange Offer – Accounting Treatment” and “The Exchange Offer – Accounting Treatment” is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Exchange titled “Summary of the Exchange Offer – Material U.S. Federal Income Tax Consequences,” “The Exchange Offer – Material U.S. Federal Income Tax Consequences” and Items 6 and 8 of the Instructions to the Letter of Election and Transmittal is incorporated herein by reference.

(a)(2) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Offer to Exchange titled “The Acquisition, Background and Reasons for the Exchange Offer – Background to the Exchange Offer” and “The Exchange Offer – Certain Relationships With Aspen and Interests of Endurance in the Exchange Offer” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1-7) The information set forth in the sections of the Offer to Exchange titled “Summary of the Exchange Offer – Reasons for the Exchange Offer,” “The Acquisition, Background and Reasons for the Exchange Offer – Reasons for the Exchange Offer,” “The Exchange Offer – Ownership of Endurance After the Exchange Offer,” “The Exchange Offer – Purpose and Structure of the Exchange Offer,” “The Exchange Offer – Plans for Aspen,” and “The Exchange Offer – Effect of the Exchange Offer on the Market for Aspen Common Shares; NYSE and Bermuda Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) The information set forth in the section of the Offer to Exchange titled “The Exchange Offer – Source and Amount of Funds” is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the section of the Offer to Exchange titled “The Companies – Endurance,” “The Exchange Offer – Certain Relationships With Aspen and Interests of Endurance in the Exchange Offer” and Schedule II of the Offer to Exchange is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Exchange titled “The Exchange Offer – Fees and Expenses” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a), (b) The information set forth in the sections of the Offer to Exchange titled “Selected Historical Consolidated Financial Data of Endurance,” “Selected Historical Consolidated Financial Data of Aspen,” “Selected Unaudited Condensed Consolidated Pro Forma Financial Information,” “Comparative Per Share Data,” “Exhibit 12.1 to the Registration Statement – Ratio of Earnings to Fixed Charges,” and “Unaudited Condensed Consolidated Pro Forma Financial Information” is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) The information set forth in the sections of the Offer to Exchange titled “The Acquisition, Background and Reasons for the Exchange Offer” and “The Exchange Offer – Certain Relationships With Aspen and Interests of Endurance in the Exchange Offer” is incorporated herein by reference.

(a)(2), (3) The information set forth in the sections of the Offer to Exchange titled “Summary of the Offer—Regulatory Approvals,” and “The Exchange Offer – Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Exchange titled “The Exchange Offer – Effect of the Exchange Offer on the Market for Aspen Common Shares; NYSE and Bermuda Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(5) Not applicable.

(b) The information set forth in the Offer to Exchange and the accompanying Letter of Election and Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)	Form of Letter of Election and Transmittal*

(a)(1)(B)	Form of Notice of Guaranteed Delivery*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(4)	Offer to Exchange*

(a)(5)(A)	Form of Summary Advertisement

(a)(5)(B)	Press Release, dated June 9, 2014, titled “Endurance Specialty Holdings Commences Exchange Offer to Acquire All Aspen Insurance Holdings Common Shares” (incorporated by reference to Exhibit 99.1 to Endurance’s Current Report on Form 8-K filed on June 9, 2014)

(b)(1)	Commitment Letter, dated June 2, 2014, between Morgan Stanley Senior Funding, Inc. and Endurance (incorporated by reference to Exhibit 10.1 to Endurance’s Current Report on Form 8-K filed on June 6, 2014)

(b)(2)	Agreement, dated as of June 2, 2014, by and among CVC Capital Partners Advisory (U.S.), Inc., GIC Special Investments Pte. Ltd., Endurance Specialty Holdings Ltd., CVC European Equity Partners V (B) L.P., CVC European Equity Partners V (C) L.P., CVC European Equity Partners V (D) L.P., and CVC European Equity Partners V (E) L.P. (incorporated by reference to Exhibit 10.2 to Endurance’s Current Report on Form 8-K filed on June 6, 2014)

(b)(3)	Letter Agreement, dated June 2, 2014, between John Charman and Endurance (incorporated by reference to Exhibit 10.3 to Endurance’s Current Report on Form 8-K filed on June 6, 2014)

(d)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Incorporated by Reference to the Endurance Registration Statement on Form S-4 filed on June 9, 2014.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ENDURANCE SPECIALTY HOLDINGS LTD.

By:	/s/ John V. Del Col
	Name:	John V. Del Col
	Title:	General Counsel & Secretary

Date: June 9, 2014

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Form of Letter of Election and Transmittal*

(a)(1)(B)	Form of Notice of Guaranteed Delivery*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(4)	Offer to Exchange*

(a)(5)(A)	Form of Summary Advertisement

(a)(5)(B)	Press Release, dated June 9, 2014, titled “Endurance Specialty Holdings Commences Exchange Offer to Acquire All Aspen Insurance Holdings Common Shares” (incorporated by reference to Exhibit 99.1 to Endurance’s Current Report on Form 8-K filed on June 9, 2014)

(b)(1)	Commitment Letter, dated June 2, 2014, between Morgan Stanley Senior Funding, Inc. and Endurance (incorporated by reference to Exhibit 10.1 to Endurance’s Current Report on Form 8-K filed on June 6, 2014)

(b)(2)	Agreement, dated as of June 2, 2014, by and among CVC Capital Partners Advisory (U.S.), Inc., GIC Special Investments Pte. Ltd., Endurance Specialty Holdings Ltd., CVC European Equity Partners V (A) L.P., CVC European Equity Partners V (B) L.P., CVC European Equity Partners V (C) L.P., CVC European Equity Partners V (D) L.P., and CVC European Equity Partners V (E) L.P. (incorporated by reference to Exhibit 10.2 to Endurance’s Current Report on Form 8-K filed on June 6, 2014)

(b)(3)	Letter Agreement, dated June 2, 2014, between John Charman and Endurance (incorporated by reference to Exhibit 10.3 to Endurance’s Current Report on Form 8-K filed on June 6, 2014)

(d)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Incorporated by Reference to the Endurance Registration Statement on Form S-4 filed on June 9, 2014.